DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK
212
FAX 21
WRITE
212-


03029432

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

August 22, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Internal Code of Conduct of Grupo Ferrovial, S.A. and its Group of Companies in Matters Relating to the Securities Markets, dated July 25, 2003
- Regulations of the Board of Directors of Grupo Ferrovial, S.A., dated July 25, 2003
- Significant Event dated July 31, 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

25-7-03

INTERNAL CODE OF CONDUCT OF GRUPO FERROVIAL, S.A. AND ITS GROUP OF COMPANIES IN MATTERS RELATING TO THE SECURITIES MARKETS

Approved by Grupo Ferrovial, S.A.'s Board of Directors

on 25 July 2003

CONTENTS

PART ONE: DEFINITIONS AND SCOPE OF APPLICATION

ARTICLE 1.- INTRODUCTION

On 25 July 2003, Grupo Ferrovial, S.A.'s Board of Directors approved a revised version of the "Internal Code of Conduct of the Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the Securities Markets", which replaces the Code that was initially approved by the Board of Directors on 23 March 1999, in compliance with the provisions of Real Decree 629/1993, dated 3 May, on the standards of conduct in the securities market and obligatory registers.

The Board of Directors approved the new Internal Code of Conduct Regulation to adapt it to Law 44/2002 on Measures to Reform the Financial System (the Finance Law), dated 22 November, guarantee a high level of transparency vis-à-vis the market and establish rules of conduct that prevent interference with the Company's performance in securities markets.

ARTICLE 2.- PARTIES TO WHOM THIS CODE APPLIES

2.1. Personnel subject to the Internal Code of Conduct

Except where stated otherwise, this Internal Code of Conduct applies to:

(i) The Directors of the Company and its main subsidiaries listed in the Annex.

(ii) Executives of the Company.

(iii) External Advisors for the purposes of article 10.

(iv) Any other person with access to privileged information in the scope of Grupo Ferrovial.

(v) The persons who form the Corporate Compliance Unit and Securities Market Unit.

(vi) Any other person or group of persons coming under the scope of the Internal Code by a decision of the Company's Board of Directors or Chairperson, based on the specific circumstances.

The Annex shall be updated by the Secretary to the Company's Board of Directors, by entering or deleting subsidiaries and investees as appropriate, according to individual circumstances.

2.2. List of persons subject to the Internal Code of Conduct

The Secretary to the Company's Board of Directors shall always keep an up-to-date list of all persons subject to this Internal Code of Conduct.

All those who are subject to the Internal Code of Conduct must be informed of that circumstance by the Secretary to the Board of Directors through an internal communication. The recipient must leave a record of receipt and acceptance.

ARTICLE 3.- DEFINITIONS

For the purposes of this Internal Code of Conduct, the following definitions shall apply:

Directors
The members of the governing bodies of the Company and its major subsidiaries as listed in the Annex of this Internal Code Conduct.

External Advisors
Individuals or legal entities, and the executives or employees of the latter, who provide advisory, consulting or similar services to any of the companies comprising Ferrovial and who consequently have access to Restricted Information.

Executives
The Company's Executive Directors and persons that form part of the Company's Management Committee or are directly accountable to its governing body, the Executive Committee or the Company's managing directors, and all the persons who are immediately accountable to any member of the Management Committee.

Confidential Documents
Material (written, audiovisual, computerized or of any other type) containing Restricted Information or Significant Information.

Ferrovial
Grupo Ferrovial, S.A. and its investee subsidiaries which are in the situation with respect to it that is described in article 4 of the Securities Market Law.

Subsidiaries
All the controlled or dependent companies or entities which are in the situation with respect to the Company that is described in article 4 of Securities Market Law 24/1998, dated 28 July.

Restricted Information (Article 81 of the Securities Market Law)
Any specific information that refers directly or indirectly to Securities, Restricted Securities, the Company itself or any issuer of marketable securities which is not public knowledge and which, if made public, might influence or might have influenced the value of the Securities in a market or organized trading system.

Significant Information (Article 82 of the Securities Market Law)
Any information that, if made public, might reasonably encourage investors to acquire or sell Securities and, therefore, might significantly influence their price in a secondary market. The interpretation of the scope of this definition is subject to the provisions of current or future regulations.

Significant Transaction (Article 83 of the Securities Market Law)
Any type of legal or financial transaction that may significantly influence Securities prices.

Related Parties
The following are considered to be related parties of any of the persons bound by the provisions of this Regulation: (i) their spouse or person of a similar status, except in operations affecting their personal assets; (ii) children under legal age who are under their guardianship and those of legal age who live with and depend economically on them; (iii) entities which they effectively control, in accordance with the terms and conditions of article 4 of the Securities Market Law; (iv) companies in which they hold an executive position; (v) any other person or entity acting on their behalf or in their interest; and (vi) other persons or entities considered to be related parties in accordance with the legal regulations in force.

Company
Grupo Ferrovial S.A., domiciled in calle Príncipe de Vergara, 135, Madrid, and with tax identification number A-28/606556.

Securities
Any securities (fixed-income or equities) issued by Grupo Ferrovial, S.A. and the subsidiaries which form part of Ferrovial that are listed in the stock market or other organised trading markets. In any event, they include financial instruments or contracts of any type that grant the right to acquire or transfer those Securities or that are referenced to them.

Restricted Securities
Any marketable securities or financial instruments issued by non-Ferrovial companies, provided they are related to a transaction that constitutes Restricted Information, including financial instruments or contracts of any type that grant the right to acquire or transfer those Restricted Securities or that are referenced to them

ARTICLE 4.- ENTRY INTO FORCE AND FAILURE TO COMPLY

4.1. Entry into force

This Internal Code of Conduct shall come into effect on 1 October 2003.

The Secretary to the Company's Board of Directors shall inform the affected parties of this fact.

4.2. Failure to comply

Failure to comply with the provisions of this Internal Code of Conduct shall give rise to the appropriate liability depending on the nature of the relationship that the person in breach maintains with Ferrovial.

The foregoing shall be interpreted without prejudice to the administrative (derived from the Securities Market Law), civil or criminal liabilities which may be applicable.

PART TWO: GENERAL REGULATIONS

ARTICLE 5.- GENERAL PRINCIPLES

Persons subject to this Internal Code of Conduct must not prepare or perform any type of transactions or engage in any conduct that might distort price formation in the securities markets.

ARTICLE 6.- TRANSACTIONS WITH SECURITIES

6.1 Need for approval

Persons subject to this Internal Code of Conduct may perform transactions with Securities issued by the Company within the limits of, and in compliance with, the conditions established in this Regulation.

Persons subject to this Internal Code of Conduct may only perform transactions with Securities of investees of the Company whose shares are listed in any official securities market if they have previously received express authorization from the Company's Board of Directors.

6.2 Temporary restrictions on transactions with Securities.

Persons subject to this Internal Code of Conduct may not perform transactions with Securities in the thirty days prior to the approval of the financial statements by the Board of Directors or to the date of publication of the Company's earnings.

Acquired Securities may not be sold on the same day they were acquired. This restriction shall not be applicable to the shares acquired in the exercise of the remuneration systems approved by the Board of Directors that include the acquisition or delivery of shares.

6.3 Duty to disclose

Within forty-eight hours after a transaction with Securities, the Company's Directors must send a note to the Secretary of the Company's Board of Directors stating the main features of the trade, including the date, number and price of the transaction with Securities.

Other persons subject to this Internal Code of Conduct who perform for their own account any spot or forward subscription, purchase or sale of Securities, or of call or put options on Securities, must, within the fifteen days following the last day of the calendar month in question, send to the Secretary of the Company's Board of Directors a detailed communication on the appropriate form describing those operations with the date, number and price per share or bond and their resulting balance of Securities at the end of the month.

6.4 Exceptions to the duty to disclose.

The following shall not be subject to the duty established in the preceding section:

(i) Transactions ordered, without any intervention from persons subject to this Internal Code of Conduct, by the entities which those persons have entrusted with managing their securities portfolios.

In this case, they must inform the Secretary to the Board of Directors of the existence of such contracts and the identity of the management company and every quarter must send the information they receive, which must include at least the date, number and type of trades with Securities.

(ii) The grant of options on Securities or transactions arising from exercising them where those options were granted individually by the Company to a person subject to this Internal Code of Conduct within the framework of the Company's stock option plans approved by the Board of Directors or any other remuneration system referenced to the share price that involves the acquisition or delivery of shares.

(iii) Acquisition of Securities in accordance with the remuneration system applied to the Company's Directors.

6.5 Communications archive

The Secretary to the Company's Board of Directors must archive reports, notifications and any other actions related to the duties set out in this Internal Code of Conduct. The data contained in this archive shall be strictly confidential. The Secretary to the Company's Board of Directors shall periodically request confirmation from the interested parties of the balance of shares and securities contained in the archive.

6.6 Operations performed by Related Parties are deemed to be equivalent to operations directly for their own account by the parties bound by this Internal Code of Conduct and must also be disclosed.

ARTICLE 7.- CONFLICTS OF INTEREST

Persons subject to this Internal Code of Conduct are obliged to inform the Secretary to the Company's Board of Directors, with sufficient advance notice for the appropriate decisions to be reached, of any potential conflicts of interest, either their own or of their Related Parties, with any Ferrovial Group company (i) due to family members, personal assets or any other motive; (ii) that may affect the price of the Securities.

If there is any doubt as to the existence of a conflict of interests, the Secretary to the Company's Board of Directors must be consulted before any action is taken that might be affected by the conflict of interests. The Board Secretary shall report the conflict of interests to the Managing Director, who, if he/she deems it necessary and if it is

appropriate according to the Board of Director's Regulation, shall adopt the necessary measures and request a report from the Audit and Control Committee.

ARTICLE 8.- MONITORING SECURITIES PRICES

The Company's Chief Financial Officer shall pay particular attention to the market price of the Securities during the black-out phase of actions or circumstances which constitute Restricted Information or Significant Information.

If there is an abnormal fluctuation in prices or in the volume of Securities traded, the Chief Financial Officer must immediately inform the Managing Director and the Secretary to the Board of Directors, who shall adopt the appropriate measures where necessary.

ARTICLE 9.- DUTY OF CONFIDENTIALITY.

9.1. Persons subject to this Internal Code of Conduct who are in possession of Significant Information or Restricted Information are obliged to safeguard its confidentiality at all times, so that the normal market price of the Securities and/or Restricted Securities is not affected by knowledge by third parties.

This duty is without prejudice to the duty to disclose and collaborate under the terms provided by law and the duty of the persons in possession of the information to adopt the necessary measures to avoid abusive or disloyal use.

9.2. All persons subject to this Internal Code of Conduct must endeavor with the utmost diligence to store Confidential Documents in an appropriate fashion and maintain their confidentiality.

ARTICLE 10.- ACCESS OF EXTERNAL ADVISERS TO RESTRICTED OR SIGNIFICANT INFORMATION.

External Advisors shall be required to sign a non-disclosure agreement before having access to Restricted or Significant information and they must be informed of the nature of the information being delivered to them and of the obligations they are assuming in this connection.

ARTICLE 11.- STANDARDS OF CONDUCT WITH REGARD TO RESTRICTED INFORMATION.

11.1 Compliance with the Securities Market Law

Persons subject to this Internal Code of Conduct who are in possession of Restricted Information must comply strictly with the provisions of the Securities Market Law and all its implementing regulations and of this Internal Code of Conduct.

11.2 Prohibited activities

Persons subject to this Internal Code of Conduct who are in possession of any type of Restricted Information shall not:

(i) Prepare or perform any type of transaction with the Securities or Restricted Securities for their own benefit or that of Related Parties, except for transactions that are legally permitted.

(ii) Divulge such information to third parties except in the normal performance of their work, profession, position or duties, and subject to the requirements established in this Internal Code of Conduct.

(iii) Recommend third parties to buy or sell Securities or Restricted Securities.

These prohibitions shall also apply to the persons subject to this Code who, without having been informed of the restricted nature of the information in their possession, should have been aware of this as a result of their work, profession, position or duties.

ARTICLE 12.- DISCLOSURE OF GRUPO FERROVIAL'S SIGNIFICANT INFORMATION.

12.1 Reporting Significant Information to the CNMV

Significant Information must be reported to the CNMV before it is disclosed by any other means, and immediately after the circumstances legally established for such communication to be obligatory arise. In general, it shall be reported by the Secretary to the Company's Board of Directors, who shall first consult the Chairperson or the Managing Director, if necessary.

When possible, Significant Information shall be reported when the market is closed in order to avoid distortions in Securities trading.

12.2 Confirmation or denial of public information

The Company's Chairperson, Managing Director, Secretary to the Board of Directors, Chief Financial Officer and the Head of External Relations and Communications shall confirm or deny, as appropriate, any public information regarding circumstances with the status of Significant Information.

PART THREE: SIGNIFICANT TRANSACTIONS

ARTICLE 13.- CONTROL OF INFORMATION ABOUT SIGNIFICANT TRANSACTIONS.

The Company shall establish an internal procedure to regulate the control of information about Significant Transactions. If this information is Restricted and/or Significant Information, articles 10 and 11 are also applicable.

The internal procedure shall be applied from the phase of study or negotiation of the transactions and shall conform to the following rules:

(1) The Chairperson and any member of the Company's Management Committee, in the scope of their responsibilities, have the capacity to declare a transaction as significant if it meets the conditions envisaged in the Securities Market Law.

(2) This declaration shall be sent immediately to the Chairperson, Managing Director and Secretary to the Company's Board, who shall keep a record of the significant transactions under way at any given time and coordinate the corresponding information between Ferrovial's departments. The Chairperson and Managing Director may revoke this declaration.

(3) The Executive designated in each case, or, if none has been designated, the area's Legal Counsel, shall apply the control measures established in each case, which shall be at least the following:

- Knowledge of the information and documentation relating to the Significant Transaction shall be confined to the persons whose participation in the process is strictly necessary as determined by the Executive who classified the transaction.

- A documentary record shall be kept for each Significant Transaction, stating the persons referred to in the preceding section, specifying the date on which they were made aware of the information and the type of information of which they are aware. This record must be updated if additional persons are included during the process.

- The persons included in the record shall be warned that the information is confidential and its use is prohibited.

  External Advisors who have knowledge of a Significant Transaction or have access to the corresponding documentation shall be required first to sign a non-disclosure agreement based on the form established by the Board Secretary for this purpose.

- Reasonable security measures shall be implemented to control the access, filing, reproduction and distribution of the information in order to restrict its use as much as possible.

- The documents regarding Significant Transactions that contain significant information shall be marked "confidential". For especially sensitive documents, an identification may be established for each copy of the documentation so classified.

- The disclosure of any news about the Significant Transaction shall be monitored so that the Managing Director or Board Secretary may be notified if the Securities price performs abnormally and this may be due to knowledge about the Transaction.

In the cases where the Managing Director deems it appropriate in view of the transaction's circumstances, the internal procedure of control of information about Significant Transactions shall be coordinated by the Board Secretary through the Corporate Legal Counsel.

PART FOUR: OWN SHARES

ARTICLE 14.- OWN SHARES AND SPECIAL TRANSACTIONS

14.1 Policy regarding own shares

The Company's policy on own shares shall be determined by the Company's Board of Directors in the framework of the authorizations granted by the Shareholders' Meeting and shall be aimed at ensuring that the purchase and sale of own shares does not distort the process of market price formation.

14.2 Ordinary transactions

14.2.1. Liquidity target

Ordinary transactions on the Company's shares shall be intended to contribute to the liquidity of the shares in the market or to reduce price fluctuations, and they shall not be intended to interfere in free price formation in the market or to favour certain shareholders of the Company.

14.2.2. Volume of ordinary transactions

The maximum daily volume of trading in own shares shall not exceed 25% of the average volume traded in the previous ten sessions (excluding tender offers and public offerings performed during this period). As an exception, in isolated sessions in which market volatility is much greater than usual, the volume of own shares may exceed the established limit, in which case the CNMV must be informed.

14.2.3 Price.

14.2.3.1 Buy orders

Buy orders must be made at a price that does not exceed the higher of the following: (i) the price of the most recent transaction performed in the

market by independent third parties, and (ii) the highest price of a buy order in the order book.

14.2.3.2 Sell orders

Sell orders must be made at a price that does not fall below the lower of the following: (i) the price of the latest transaction performed by independent third parties, and (ii) the lowest price of a sell order in the order book.

14.3 Specific plans

Within the scope of the authorization granted by the Shareholders' Meeting, the Company's Board of Directors shall also determine the specific plans to acquire or sell own shares.

In the execution of specific plans, the volume of trades in the Company's shares shall be that established in such plans.

14.4 Execution of transactions with own shares

The Company's Chief Financial Official shall be responsible for executing the specific plans referred to above and supervising ordinary transactions on the Company's shares.

In the organization of the Company's Finance Department, there shall be a Securities Market Unit with duties related to financial investments and Spain's securities market, and which shall be responsible for executing the plans relating to own shares.

The persons who comprise this Securities Market Unit shall be subject to all the provisions of this Internal Code of Conduct and, in particular, the duty of confidentiality in carrying out their work, which shall apply with respect to all other divisions, departments and units of Ferrovial.

14.5 Acquisition of Ferrovial's shares by its subsidiaries.

The acquisition of the Company shares by its subsidiaries in the scope of the authority granted by the respective Shareholders' Meetings must comply with the criteria established in this Code and shall also be subject to the control of the Company's Chief Financial Officer.

14.6 The Company's Chief Financial Officer and the persons designated by him/her shall be responsible for making the official notifications of transactions performed on the Company's shares as required by current legislation. Also, the Company's Chief Financial Officer shall maintain a registry and archive of the purchases and sales of own shares by the Company, including those acquired by its subsidiaries.

14.7 Performance of trades

14.7.1 Use of market members

The Company shall select one member of the market to act as intermediary in all of its operations with own shares.

14.7.2 Staggered transactions

Generally speaking, an attempt shall be made to spread out the transactions with Securities over each session and, to this end and except in what the Company's Chief Financial Officer considers to be exceptional circumstances: (i) Buy or sell orders may not be entered in the pre-opening period. If trading in the share has not commenced after the end of the pre-opening period then, with a view to fixing an initial price, an order may be made so as to enable trading to commence. This order must be made at the price of the current best buy or sell order which is nearest to the closing price of the previous session; and (ii) No buy or sell orders may be entered in the last five minutes before the end of session. Nevertheless, immediately prior to this point, the volume of the latest order may be changed within the limits established in the preceding sections. Exceptionally, orders relating to own shares may be entered in this period, in which case the CNMV must be informed, with an explanation of the reasons for such orders.

14.7.3 Counterparty in transactions with own shares

The Company must not trade in own shares with entities within the group, its Directors, significant shareholders or agents acting for any of the foregoing.

The Company must not simultaneously enter buy and sell orders for its own shares.

The Company must not perform operations on its own shares during the fifteen-day period prior to the publication of the Company's earnings.

14.8 Operations performed in execution of the remuneration plans approved by the Board of Directors.

The preceding regulations shall not apply to the acquisition of the Company's own shares for subsequent transfer to the beneficiaries of plans involving the delivery of shares and of stock option plans approved by the Board of Directors, which shall be performed having regard to the particular features of this type of operation, as established by the Board of Directors when approving those plans.

14.9 Modification of the foregoing regulations

In the event that the interests of Ferrovial's companies and shareholders require urgent protection, the Company's Chairperson, Managing Director, Secretary to the Board of Directors or Chief Financial Officer may temporarily modify or suspend the application of the foregoing regulations.

14.10 Non-application of the foregoing regulations.

The foregoing regulations about ordinary transactions and specific plans shall not be applicable to the following transactions with own shares, which must be authorized in all events by the Chairperson or Managing Director, within the scope of action previously agreed by the Board of Directors:

(i) Transactions that constitute special stock market operations; and

(ii) Transactions performed through the special block trading system.

14.11 Information about own shares.

The Company shall periodically disclose information through its web site and any other means it considers appropriate about the volume of own shares that it or its subsidiaries own as well as the most significant changes.

ANNEX: GRUPO FERROVIAL, S.A.'s MAIN SUBSIDIARIES

For the purposes of article 2 of Grupo Ferrovial, S.A.'s Internal Code of Conduct, Grupo Ferrovial, S.A.'s main subsidiaries are as follows:

- FERROVIAL AGROMAN, S.A.
  - BUDIMEX
  - CADAGUA, S.A.
  - COMPAÑÍA DE OBRAS CASTILLEJOS, S.A.
  - DITECPESA, S.A.
  - FERROVIAL MEDIO AMBIENTE Y ENERGIA, S.A.
  - ENCOFRADOS DESLIZANTES Y TÉCNICAS ESPECIALES, S.A.
  - FERROVIAL AGROMAN CHILE, S.A.

- FERROVIAL INFRAESTRUCTURAS, S.A.
  - CINTRA CONCESIONES DE INFRAESTRUCTURA DE TRANSPORTE, S.A.
  - AUTOPISTA TERRASSA-MANRESA, AUTEMA, CONCESIONARIA DE LA GENERALITAT DE CATALUNYA, S.A.
  - AUTOPISTA DEL SOL, CONCESIONARIA ESPAÑOLA, S.A.
  - 407 INTERNATIONAL INC.
  - CINTRA APARCAMIENTOS, S.A.
  - FERROVIAL AEROPUERTOS, S.A.
  - CINTRA CHILE, S.A.

- FERROVIAL INMOBILIARIA, S.A.
    - LAR 2000, S.A.
    - FERROVIAL SERVICIOS INMOBILIARIOS

- FERROVIAL SERVICIOS, S.A.
    - GRUPISA INFRAESTRUCTURAS, S.A.
    - EUROLIMP, S.A.
    - AMEY PLC.

- FERROVIAL TELECOMUNICACIONES, S.A.

25.7.2003

REGULATION OF THE

BOARD OF DIRECTORS OF

GRUPO FERROVIAL, S.A.

Approved by Grupo Ferrovial, S.A.'s Board of Directors on 25 July 2003.

CONTENTS

CHAPTER I. INTRODUCTION

Article 1.- Purpose

The purpose of this Regulation is to determine the principles of action of the Board of Directors of "GRUPO FERROVIAL, S.A.", the basic rules of its organization and functioning and the rules of conduct for its members.

Article 2.- General definitions

For the purposes of this Regulation, the following definitions shall apply:

Senior Management
Executive directors and the persons who are members of the Company's Management Committee or who report directly to the governing body, Executive Committee or Managing Directors of the Company.

External Advisors
Individuals or legal entities and, in the latter case, their executives or employees, that provide advisory, consultancy or similar services to any of the companies that comprise Ferrovial.

Directors
The members of the Board of Directors of Grupo Ferrovial, S.A.

Executive Directors
The Managing Directors of Grupo Ferrovial, S.A. and all the Directors of the Company who hold an executive or management position in the Company or in its subsidiaries and, in any case, those who have a stable contractual relationship of a civil, labour, mercantile or similar type with the Company or its subsidiaries other than their position as director, and those with any decision-making capacity relating to some part of the Company's or group's business through stable delegations or empowerments granted by the Board or other echelons of the Company or its subsidiaries.

External or Non-Executive Directors
Directors who are not Executive Directors in accordance with the preceding definition.

Domanial Directors
Directors of Grupo Ferrovial, S.A. who are proposed by shareholders, individually or in group, owning a stable holding in the share capital which, regardless of whether or not it entitles them to a seat on the governing body, the Board believes is sufficiently significant, taking account of the holdings by non-stable shareholders in the Company, to submit the proposal to the Meeting or to resolve their appointment.

Independent Directors
External Directors of acknowledged professional prestige who may contribute their experience and knowledge to corporate governance and, although they are not

Executive or Domanial, are appointed as Directors because they meet the conditions determined in this Regulation.

Ferrovial
Grupo Ferrovial, S.A. and its subsidiaries or investees which are in the situation with respect to it that is described in article 4 of the Securities Market Law.

Subsidiaries
All the controlled or dependent companies or entities which are in the situation with respect to the Company that is described in article 4 of Securities Market Law 24/1988, dated 28 July.

Related Parties

1. The following are considered to be Related Parties with respect to any of the persons bound by the provisions of this Regulation: (i) their spouse or person of a similar status, except in connection with operations affecting their personal assets; (ii) children under legal age who are under their guardianship and those of legal age who live with and depend economically on them; (iii) entities which they effectively control, in accordance with the terms and conditions of article 4 of the Securities Market Law; (iv) companies in which they hold an executive position; (v) any other person or entity acting on their behalf or in their interest; and (vi) other persons or entities considered to be related parties in accordance with the current legislation.

2. For the purposes of articles 35.2, 36 and 38, the following are considered to be parties related to the Directors:

    1. The Director's spouse or persons of a similar status.

    2. Ascendants, descendants and siblings of the Director or of the Director's spouse.

    3. The spouses of the ascendants, descendants and siblings of the Director.

    4. The companies in which the Director, directly or via an interposed party, is in the situation that is described in article 4 of Securities Market Law 24/1988, dated 28 July.

    With regard to Directors which are legal entities, the following are considered to be related parties:

    1. Shareholders that are in the situation described in article 4 of Securities Market Law 24/1988, dated 28 July with respect to Directors which are legal entities.

    2. *De jure* or *de facto* administrators, liquidators and attorneys-in-fact with general powers of Directors which are legal entities.

    3. The companies that form part of the same group, as defined by article 4 of Securities Market Law 24/1988, dated 28 July, and their shareholders.

4. Persons who, with regard to the representatives of Directors which are legal entities, meet any of the conditions set out above for classification as Related Parties with respect to Directors.

Company
Grupo Ferrovial S.A., domiciled in calle Príncipe de Vergara, 135, Madrid, and with tax identification number A-28606556.

Competing Company
A company that (i) performs an activity that is the same as, or similar or complementary to, that of any of the companies comprising Ferrovial; and (ii) usually and actually competes with any of those companies for the same or similar type of projects, business opportunities or investments.

Securities
Any securities (fixed-income or equities) issued by Grupo Ferrovial, S.A. and the subsidiaries which form part of the Ferrovial Group that are listed in the stock market or other official trading markets. In any event, they include financial instruments or contracts of any type that grant the right to acquire or transfer those Securities or that are referenced to them.

Article 3.- Parties to whom this Regulation applies

This Regulation applies to the Company's Directors and the members of its Senior Management, to the extent that it is applicable to the specific nature of the latter, without prejudice to specific regulations being applicable to persons other than the above when this is expressly determined.

Article 4.- Interpretation

1. This Regulation shall be interpreted in accordance with the current laws and the Bylaws.

2. It is the responsibility of the Secretary to the Board of Directors, after consultation with the Chairperson, the Managing Director or Chairpersons of the Advisory Committees when he/she deems it necessary, to resolve doubts regarding the application of this Regulation in accordance with the general criteria for the interpretation of the law.

3. Notwithstanding the foregoing, Directors may submit queries to the Board of Directors, whose opinion shall prevail in all cases.

Article 5.- Amendment

1. This Regulation may only be amended at the proposal of the Chairperson, three Directors or the Audit and Control Committee; the amendment proposals must be accompanied by a written justification.

2. Amendment proposals must be informed by the Audit and Control Committee.

3. The text of the proposal, the written justification by the proposers and the Audit and Control Committee's report must be attached to the notice of the Board's meeting which will discuss the proposal.

4. In order to approve an amendment to the Regulation, a majority of the Directors must vote in favour.

Article 6.- Dissemination

1. The persons to whom this Regulation applies must be aware of, and comply with, this Regulation. To this end, the Secretary to the Board shall provide them with a copy when they accept their appointment or when their contract comes into force, as appropriate.

2. The Company's Board of Directors shall adopt the appropriate measures so that the contents of this Regulation are made known to the Company's shareholders and the general investment community through the means stated herein. In any case, this Regulation shall be sent to the Comisión Nacional del Mercado de Valores and filed with the Mercantile Registry. Likewise, the Board shall inform the Shareholders' Meeting of its approval and of any amendments to it.

CHAPTER II.- FUNCTIONS OF THE BOARD

Article 7.- General functions of the Board

1. Except in matters reserved for the Shareholders' Meeting by the Law and the Company's Bylaws, the Board of Directors is the Company's primary decision-making body after the Shareholders' Meeting.

2. The function of the Board of Directors is to ensure that the Company meets its corporate purpose, ensuring protection of the Company's general interests and value creation to the benefit of all the shareholders and, for these purposes, to manage, represent and supervise as it deems necessary or appropriate, with the sole exceptions of those matters under the competence of the Shareholders' Meeting and those which are not included in the corporate purpose.

Article 8 .- Specific functions of the Board

1. The Board shall perform, *inter alia*, the following functions:

   a) Supervise Ferrovial's activity, which includes guiding Ferrovial's policy; oversee management; assess executive performance; adopt the most significant decisions; and delegate ordinary management to the management team.

b) Draft clear and precise financial statements so that they can be easily understood while also seeking to avoid qualifications by the auditor. Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.

   The financial statements submitted for the Board's approval must be certified previously by the Company's Chairperson, Managing Director and Chief Financial Officer in the terms established by the applicable regulation, if any.

c) Monitor the Company's financial statements, at least every quarter, and supervise the information that is provided periodically to the markets or supervisory authorities, ensuring that the information is drafted in accordance with the same principles as the financial statements and that it is equally reliable. For this purpose, the assistance of the external auditors or any Ferrovial executive may be called upon.

d) Approve Ferrovial's budget and strategic guidelines, and supervise their compliance.

e) Determine the Company's policy on own shares, subject to the powers obtained at the Shareholders' Meeting.

f) Encourage shareholders to participate in the Shareholders' Meeting and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions in accordance with the law and the Company's Bylaws, as established in the Shareholders' Meeting Regulation, and ensuring that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.

g) Establish appropriate regular information exchange mechanisms with institutional investors that are shareholders of the Company. Institutional investors must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

h) Through some of its Directors and with the collaboration of the members of Senior Management which it deems appropriate, ensure that information meetings are held about the performance of the Company and its group for the shareholders that reside in the main financial centres in Spain and other countries.

i) Based on a report by the Nomination and Remuneration Committee, grant the exemptions and other authorizations regarding directors' duties which are within its power, in accordance with this Regulation.

j) Based on a report by the Nomination and Remuneration Committee, approve significant transactions between Ferrovial and significant shareholders. Ordinary transactions require only a general authorization of the line of operations and the conditions of execution.

k) Based on a report by the Nomination and Remuneration Committee, approve the remuneration policy and the remuneration for the Senior Management.

l) Ensure that the Company presents a balance sheet that contains economic, social and environmental information.

Article 9.- Dissemination of information about the Company.

1. The Company's Board of Directors shall adopt the necessary measures so that the information about the Company which it deems relevant at any given time is made known to the shareholders and the general investment community. For these purposes, it shall use the most efficient means available so that the information is transmitted immediately and without hindrance in the same way to the recipients.

   Specifically, the Board shall make use of the Company's web site as a widely-used technology tool that is appropriate for shareholders to exercise their right to information and for disseminating information.

   The information to be disseminated shall include the following:

   a) The internal regulations comprising a single regulatory body (Bylaws, Shareholders' Meeting Regulation, Board Regulation, Internal Code of Conduct).

   b) Financial information such as periodic public reports, the annual report of the previous two years, which includes consolidated financial statements and the auditor's opinion; presentations to shareholders and the investment community and analysts' reports.

   c) Changes in the Company's ownership structure, such as changes in significant holdings, and agreements among shareholders of which it is aware;

   d) Notices of Shareholders' Meetings and supplementary information; resolutions approved at the most recent meeting.

   e) Composition of the Board and Committees.

   f) Information about own shares, in the terms established in the Internal Code of Conduct.

   g) Significant information disclosed to the CNMV in the current year.

   h) Annual corporate governance report, in accordance with paragraph 2 below.

2. The Company's Board of Directors shall draft an annual corporate governance report which describes the main features of the regulations and practices applied by the Company in this matter, the degree of compliance with this Regulation and other internal governance provisions, and an explanation about the deviations from the

corporate governance recommendations issued by official bodies. This report shall be sent to the Comisión Nacional del Mercado de Valores as a significant disclosure and shall be disseminated via the Company's web site, in accordance with the provisions of the preceding section.

In any case, the corporate governance report shall contain at least the following:

a) The Company's ownership structure,

b) The Company's administrative structure,

c) Related-party transactions between Ferrovial and the Company's shareholders and its directors and executives, and intragroup transactions,

d) Risk control systems,

e) Functioning of the Shareholders' Meeting, with information about the meetings that are held.

CHAPTER III. COMPOSITION OF THE BOARD

Article 10.- Quantitative composition

1. In accordance with the Bylaws, the Board of Directors shall be composed of at least six (6) and at most fifteen (15) members.

2. The Board shall propose to the Shareholders' Meeting the number which is most appropriate for ensuring that the Board is duly representative and functions effectively, in accordance with the Company's circumstances and within the provisions of the Bylaws.

Article 11.- Qualitative composition

1. When exercising its powers of proposal to the Shareholders' Meeting and its powers of co-option to fill vacancies, the Board of Directors shall strive to ensure that External Directors represent a broad majority of the Board.

2. The Board shall also strive to ensure that the majority group of External Directors includes Domanial Directors and Independent Directors, with a significant proportion of the latter.

3. In any case, Independent Directors must not:

- Have or have recently had a stable, direct or indirect relationship: (i) of a professional, employment or commercial nature; (ii) that is significant in terms of the amount or nature of the provided services; and (iii) with Ferrovial, the Domanial Directors or group companies whose shareholder interests they represent, credit institutions that participate in the financing

of Ferrovial, or organizations that receive economic contributions from Ferrovial.

- Be a director of another company that has domanial directors in the Company.

- Be related up to the third degree of consanguinity or second degree of affinity or be linked in any other way of similar significance to Executive Directors, Domanial Directors or members of the Company's Senior Management.

- Directly or indirectly own over 2% of the Company's capital.

4. If any of the Independent Directors, or any persons proposed as such, are subject to any of the circumstances described in section 3 above, the Board of Directors may consider an exemption based on a report by the Nomination and Remuneration Committee, disclosing the circumstance in the annual report.

5. In any event, there may be External Directors who are not independent or domanial. A Director may re-qualify for appointment as an Independent Director two years after any of the impediments stated in section 3 above cease to apply, without prejudice to the Board of Directors' power to grant an exemption in the terms stated in section 4 above.

6. Domanial Directors may not, on their own, directly or indirectly, maintain stable significant commercial, economic, employment or professional relationships with Ferrovial other than the professional relationships that are inherent to the position of Company Chairperson and Managing Director.

CHAPTER IV. BOARD OF DIRECTORS STRUCTURE

Article 12.- Chairperson of the Board

1. The Chairperson of the Board of Directors shall be elected from among its members. Decisions about the scope of his/her powers and, in particular, the decision as to whether or not he/she has the responsibilities of chief executive of the Company shall be made by the Board at the time of election.

2. The Chairperson has the ordinary power to convene a meeting of the Board of Directors, to draw up the agendas of its meetings, and to chair debates. Nevertheless, the Chairperson must convene the Board and include specific points in the agenda when requested to do so by at least two Directors.

3. In the event of a tie, the Chairperson shall have the casting vote.

Article 13.- Vice-Chairperson

1. The Board must appoint a Vice-Chairperson, who shall replace the Chairperson in the event of incapacity or absence.

2. The Board may also appoint other Vice-Chairpersons, in which case the duties described shall fall to the First Vice-Chairperson, who shall in turn be replaced if necessary by the Second Vice-Chairperson, and so on.

Article 14.- Secretary to the Board

1. The Secretary to the Board of Directors need not be a Director.

2. The Secretary shall assist the Chairperson in his/her duties and ensure the good functioning of the Board and, in particular, provide the Directors with the necessary advice and information, archive corporate documentation, duly enter the minutes of meetings into the minute book, and certify the Board's resolutions.

3. The Secretary shall supervise the formal and material legality of the Board's actions in all cases and ensure that its proceedings and rules of governance are respected and regularly reviewed.

4. The Secretary shall also be in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, in accordance with this Regulation. The Secretary shall also analyse corporate governance recommendations with a view to their possible inclusion in the Company's internal regulations.

Article 15.- Vice-Secretary to the Board

1. The Board of Directors may appoint a Vice-Secretary (who need not be a Director) in order to assist the Secretary to the Board of Directors or substitute for him/her in the event of absence.

2. The Vice-Secretary may attend the Board of Directors' meetings in place of the Secretary or assist the latter at the Chairperson's decision.

Article 16.- Executive Committees and Advisory Committees of the Board of Directors

1. The Board of Directors may appoint an Executive Committee or one or more Managing Directors from among its members, specifying the persons who must perform those roles and the manner in which they may do so; any powers that are delegable in accordance with the Bylaws may be partly or wholly conferred on those persons on a temporary or permanent basis.

   If an Executive Committee is created, it shall be entrusted with proposing and overseeing Ferrovial's financial, commercial and investment strategies.

In the event of the Board of Directors establishing an Executive Committee, it shall determine its composition and the regulations governing its functioning.

Without prejudice to the regulations which the Board of Directors may establish in each case, the Executive Committee shall be governed by the following rules:

a) The Executive Committee shall normally meet at least once per month and, at the Chairperson's initiative, as often as the latter deems appropriate for the Company's good functioning.

b) Executive Committee meetings shall be convened by written notice addressed personally to each member at least one day before the date of the meeting, except in the event of circumstances deemed extraordinary by the Chairperson, in which case the latter may convene the Executive Commission without such advance notice.

c) The Executive Committee shall be validly convened when at least half of its members attend, either in person or by proxy. In the event of a Director who is a member of the Executive Committee being unable to attend the meeting in person, he/she may grant a proxy to a member who will attend, by means of a letter to the Chairperson.

d) The meetings shall be chaired by the Chairperson of the Board of Directors and the Board Secretary shall act as Secretary. In the Chairperson's absence, his/her duties shall be performed by the Vice-Chairperson if he/she is a member of the Commission or, otherwise, by the Director that is appointed by the Commission.

e) Resolutions shall be passed by an absolute majority of votes of those in attendance. In the event of a tie, the Chairperson of the Board shall have the casting vote.

f) In all other matters, the Executive Committee shall be governed by the regulations regarding the Board of Directors laid down in the Bylaws and in this Regulation, where they apply.

2. The Board of Directors may constitute other Committees with consultative and proposal functions and, in any case, it shall constitute the following:

- an Audit and Control Committee; and
- a Nomination and Remuneration Committee.

Without prejudice to the other functions that the Board of Directors may decide, the two Advisory Committees shall have the power to inform, advise and propose on the matters determined by the following articles. The Committees' powers of proposal do not preclude the possibility of the Board deciding on these matters on its own initiative.

Decisions that go against the opinion of a Committee may not be adopted except by a resolution of the Board of Directors.

3. The Advisory Committees shall regulate their own functioning, appoint their own Chairperson, who must be an Independent Director, and meet when convened. The post of Secretary of the Committees shall be held by the Secretary of the Board of Directors, the Vice-Secretary or one of the members of the Committee, as established in each case. Absent specific provisions, the rules of functioning established by this Regulation in relation to the Board shall apply, provided that they are compatible with the Committee's nature and purpose.

Article 17.- Audit and Control Committee: Composition and officers

The Board of Directors shall create an Audit and Control Committee comprising at least 4 members and at most 6 members. All its members shall be External Directors.

The Audit and Control Committee shall have the power to inform, supervise, advise and propose on the matters under its competence.

From among its members, the Audit and Control Committee shall appoint its Chairperson, who must be an Independent Director. The term of the office shall be four years. A former Chairperson shall be eligible for re-appointment one year after the date of leaving office. Nevertheless, the Chairperson can leave office before the four-year period has elapsed if this is required by the Bylaw provisions relating to Directors' term of office.

The Secretary or Vice-Secretary to the Board of Directors or a member of the Audit and Control Committee shall perform the function of Secretary to the Committees, as established in each case.

Article 18.- Audit and Control Committee: Rules of functioning

The Audit and Control Committee shall meet when convened by its Chairperson; it shall be convened whenever the Board, the Board's Chairperson or two members of the Committee requests and, in any case, when it is deemed appropriate for the good performance of its functions.

Any member of the Company's management team or personnel who is asked to attend the Audit and Control Committee's meetings shall be obliged to attend, collaborate and provide the information he/she has available. The Audit and Control Committee may also demand that the external auditors attend its meetings.

The Chairperson of the Audit and Control Committee shall chair the meetings and direct the discussion.

The Audit and Control Committee shall be validly convened when at least three of its members are in attendance, either in person or by proxy.

The rules of functioning established by the Bylaws for the Board of Directors meetings regarding notice, quorum and the adoption of resolutions shall apply, except when they are not compatible with the nature and function of the Audit and Control Committee. The Board of Directors and, by delegation from the latter, the Audit and Control Committee may establish supplementary rules of functioning.

To better comply with its functions, the Audit and Control Committee may request advice from external professionals; the provisions of this Regulation shall be applicable for this purpose.

The Audit and Control Committee shall draft an annual report on its activities that shall be included in the Company's management report.

Article 19.- Audit and Control Committee: Duties

Without prejudice to other duties assigned by the Board of Directors, the Audit and Control Committee shall have the following duties:

- Inform the Shareholders' Meeting on the matters raised by the shareholders relating to the matters under its competence.

- Propose to the Board of Directors, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group, including the conditions of the engagement, the scope of the professional mandate and, if appropriate, revocation or non-renewal;

  The Committee must not propose to the Board of Directors the engagement of audit firms to which it will foreseeably pay fees for all items amounting to over 5% of the firm's total revenues in the last business year.

  The auditor's mandate shall be for three years and it can be renewed for one-year periods if the Committee believes that the services received are satisfactory for the Company in terms of professional quality and remuneration. In any case, in order to check the external auditor's competitiveness, every five years the Audit and Control Committee shall assess the services received.

- Supervise the internal audit units and, in particular, analyse, approve and check compliance with the internal audit plan, if appropriate, and other supplementary plans approved in each case. Ascertain the degree of compliance with the corrective measures recommended by the internal audit units.

- Establish measures so that internal audit units can report irregularities and non-compliance they observe in this connection that significantly affect the Ferrovial Group's net worth, earnings or reputation.

- Ensure that the internal audit units have the necessary human, technical and material resources and the necessary ability to perform their functions.

- Be informed of, and report upon, the process to appoint or replace the internal audit manager.

- Periodically analyse and assess the businesses' main risks, and management and control systems.

- Be informed of the Company's financial reporting process and internal control systems, monitoring compliance with the legal requirements and the correct

application of generally-accepted accounting principles. Inform the Board of changes in accounting criteria and of any possible risks.

- Liaise between the Board of Directors and the external auditors, and assess the results of each audit. In particular, liaise with the external auditors to receive information about matters that may jeopardize their independence and other actions related to the audit process as well as other communications envisaged in the audit legislation and audit technical standards.

- Establish appropriate measures to ensure that the advisory and consulting services provided by the audit firm (or companies in its group) do not jeopardize the external auditor's independence.

- Monitor compliance with the internal regulations relating to corporate governance and to the securities markets, and propose any necessary improvements.

- Receive information and, if appropriate, issue a report on disciplinary measures against members of the Company's senior management team.

- Supervise the information that the Board of Directors must approve and include in the Company's annual public documentation.

- Assist the Board of Directors in its task of ensuring the accuracy and reliability of the financial information that the Company must provide periodically to the markets, investors and authorities, in accordance with the applicable regulations.

In the exercise of its functions, and in accordance with the terms of this Regulation, the Audit and Control Committee may request assistance from experts when it deems that the Ferrovial Group's technical resources are not sufficient for reasons of independence or specialization. The Committee may also request assistance from any member of the Senior Management.

Article 20.- Nomination and Remuneration Committee

1. The Nomination and Remuneration Committee shall comprise at least 4 members and at most 6 members. All its members shall be External or non-Executive Directors. Nevertheless, Executive Directors may attend the meetings on a non-voting basis except when the Committee believes that such attendance is not appropriate.

2. Without prejudice to other duties assigned to it by the Board, the Nomination and Remuneration Committee shall have the following basic duties:

a) draft and review the criteria to be applied as to the composition of the Board of Directors and the selection of candidates;

b) inform the proposed appointment of directors so that the Board may appoint them directly (co-option) or refer the proposals to the Shareholders' Meeting;

c) inform the appointment of the Managing Director;

d) inform the appointment of the Secretary and Vice-Secretary to the Board of Directors;

e) propose the members who will form part of each Committee;

f) propose the system and amount of directors' annual remuneration;

g) inform the appointment or removal of executives who are directly accountable to the Managing Director;

h) inform the contracts and remuneration system for senior executives;

i) inform the appointment of the persons to represent Ferrovial on the Boards of Directors of the main subsidiaries and investees that the Board determines;

j) inform exemptions and other authorizations granted by the Board of Directors in terms of directors' duties and about Company transactions with shareholders, Directors and Senior Management that are subject to prior approval by the Board in accordance with this Regulation;

k) establish measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.

3. Requests to the Nomination and Remuneration Committee for information shall be made by the Board of Directors or its Chairperson. The Committee must consider the suggestions made by the Chairperson, the Board members or shareholders of the Company.

4. The Nomination and Remuneration Committee shall meet when its Chairperson convenes it; it shall be convened whenever the Board or Chairperson requests a report or the adoption of proposals and, in any case, when it is deemed appropriate for the good performance of its functions.

CHAPTER V. FUNCTIONING OF THE BOARD

Article 21.- Board of Directors meetings

1. The Board of Directors shall hold ordinary meetings every month and, at the initiative of the Chairperson, as often as the latter sees fit for the good functioning of the Company. The Board must meet when at least two of its members request a meeting, in which case the Chairperson shall convene the meeting within fifteen days from the request (article 26 of the Bylaws), although he/she shall endeavour to hold it within at most seven days.

2. Ordinary meetings shall be convened by written notice addressed personally to each director at least one day before the date of the meeting, except in the event

of circumstances deemed extraordinary by the Chairperson, in which case the Board meeting may be convened without such advance notice.

3. The Board shall draft an annual schedule of ordinary meetings. The Board shall dedicate at least one meeting per year to assessing its functioning and the quality of its work.

Article 22.- Conduct of meetings

1. The Board shall be validly convened when at least half of its members are present or represented at the meeting.

   When Directors cannot attend Board meetings, they must try to grant a special proxy to another Board member with voting instructions, provided that the agenda allows this. The Chairperson shall organize the debate, ensuring and promoting the participation of all the directors in the Board's deliberations.

3. Except in the cases that specifically establish voting quorums other than those in this Regulation and in the cases required by law, resolutions shall be adopted by absolute majority of the votes in attendance.

CHAPTER VI. APPOINTMENT AND REMOVAL OF DIRECTORS

Article 23.- Appointment of directors

1. Directors shall be appointed by the Shareholders' Meeting or the Board of Directors, in accordance with the regulations contained in the Spanish Corporations Law.

2. The proposals for appointment of directors that the Board of Directors submits to the Shareholders' Meeting and the decisions of appointment adopted by the Board by virtue of the co-option powers assigned to it by law must be based on a proposal by the Nomination and Remuneration Committee.

   When the Board departs from the recommendations of the Nomination and Remuneration Committee, it must state the reasons for this and record them in the minutes.

Article 24.- Appointment of External Directors

Within the scope of their powers, the Board of Directors and the Nomination and Remuneration Committee shall try to ensure that candidates are persons of acknowledged prestige, skill and experience, and it must maximize the rigor in relation to candidates for the position of Independent Director, who must comply with this Regulation after the formal selection process.

Article 25.- Re-appointment of directors

The proposals for re-appointment of Directors that the Board of Directors decides to submit to the Shareholders' Meeting shall be previously informed by the Nomination and Remuneration Committee.

Article 26.- Term of office

1. Directors shall hold office for a maximum of three years and may be re-appointed.

2. Directors appointed by co-option shall hold office until the date of the subsequent Shareholders' Meeting or until the legal deadline for holding the Meeting to approve the previous year's financial statements.

Article 27.- Removal of directors

1. Directors shall be removed from office when the period for which they were appointed has elapsed or when the Shareholders' Meeting or Board of Directors so decides if any of the circumstances stated in section 2 below occur.

2. Directors must tender their resignation to the Board of Directors and, if the latter sees fit, resign in the following cases:

a) Executive Directors, when the Board sees fit.

b) Domanial directors, when the stake in the Company that enabled them to be appointed as such is disposed of.

c) When directors incur in any of the cases of incompatibility or prohibition envisaged by law or by the internal regulations.

d) At the Board's request, because the director has violated his/her obligations.

e) When the director's continuance on the Board may jeopardize Ferrovial's interests.

f) When directors reach the age of 70. The Chairperson, Vice-Chairperson (if he/she is an executive director), Managing Director and Board Secretary must step down upon reaching the age of 65, though they may continue as directors and hold the office of Chairperson and Vice-Chairperson if they are not executive directors.

g) When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed Directors.

h) When, because of events attributed to the Director, the Board considers that his/her continuance on the Board causes serious damage to the Company's net worth or reputation.

Article 28.- Objectivity and secrecy of votes

1. In accordance with article 36 of this Regulation, the directors must not participate in debates or votes regarding their own appointment, re-appointment or removal.

2. All Board of Directors votes relating to the appointment, re-appointment or removal of directors shall be secret.

CHAPTER VII. DIRECTORS' ACCESS TO COMPANY INFORMATION.

Article 29.- Entitlement to information

1. Directors must be duly informed of the Company's performance, for which purpose they may freely request information from the Company's Senior Management, while informing the Chairperson. Directors may also request, through the Chairperson, Vice-Chairperson, Managing Director or Board Secretary, any information that they may reasonably need about the Company. The right to receive information extends to domestic and foreign subsidiaries. In general, each Board member must have access to all the information provided to the Board of Directors.

2. The Chairperson, Vice-Chairperson, Managing Director or Board Secretary shall endeavour to attend to the requests made by Directors and directly provide the information or put them in contact with the appropriate persons in the organization. If the Chairperson believes that the request may jeopardize corporate interests, the matter shall be submitted to the Board of Directors.

Article 30.- Expert assistance

1. In order to assist them in discharging their duties, external directors may request the engagement, at the Company's expense, of legal, accounting and financial consultants and other experts.

   The engagement must necessarily deal with specific relevant, complex problems arising in the course of their duties.

2. The request for the engagement of external consultants must be made to the Company Chairperson and may be rejected by the Board of Directors if the latter judges that:

   a) they are not necessary in order for external directors to discharge their duties correctly;

   b) the cost is not reasonable in view of the importance of the problem and the Company's assets and revenues;

   c) the technical assistance that is requested may be given appropriately by Ferrovial experts and technicians;

d) the confidentiality of the information that must be handled may be in jeopardy.

CHAPTER VIII. DIRECTORS' REMUNERATION

Article 31.- Directors' remuneration

1. For performing their duties, the members of the Board of Directors shall receive an amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share of earnings in any given year, in which case the Directors shall not accrue any rights on the part not appropriated; when deciding the appropriation each year, Directors must consider any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account. In any case, that share in Company earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

Within the limits of the preceding paragraph, remuneration formulae may be established that comprise the delivery of shares, stock options or options that are referenced to the share price.

2. The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each Director in the Board's tasks. In exercising this power, the Board may establish objective criteria to determine the remuneration and require that part or all of it be used to acquire Company shares.

The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options and compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special senior management contract), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors.

3. The Company may arrange third-party liability insurance for its Directors.

4. In the annual report, the Company shall disclose the itemised remuneration received by each Director by virtue of his/her duties as a Board member.

CHAPTER IX. DIRECTORS' DUTIES

Article 32.- General duties

In the discharge of their duties, Directors shall act with the diligence of an orderly entrepreneur and loyal representative and comply with their duties under the law and the Bylaws while remaining true to the corporate interests, understood to be the Company's interests, and, in particular, they are obliged to:

a) Continually devote the necessary time and effort to regularly monitor matters relating to Company administration and to prepare appropriately for the meetings of the Board and its committees to which they belong, and gather sufficient information for this purpose and obtain the collaboration and assistance they deem appropriate.

b) Attend the meetings of the bodies of which they are members and actively participate in debates so that their opinion makes an effective contribution to decision-making.

If, for a justified reason, they cannot attend the meetings for which they have been convened, they must endeavour to grant a proxy and give voting instructions to the Director who will represent them in accordance with this Regulation.

c) Perform any specific task entrusted to them by the Board of Directors that falls reasonably within their commitments.

d) Ask the persons with the power to do so to convene a special meeting of the Board or include the matters they consider to be appropriate in the agenda of the next meeting to be held.

e) Oppose resolutions that are contrary to law, to the Bylaws or to the corporate interest, and request that their position be stated in the minutes when they consider it to be most appropriate for safeguarding corporate interest.

Article 33.- Directors' duty of confidentiality

1. Directors shall keep the debates of the Board of Directors and its committees of which they are members secret and, generally, they shall not divulge the information to which they have had access by virtue of their position.

2. The duty of confidentiality shall persist even after the Director ceases to hold office.

Article 34.- Duty of non-competition

1. Directors may not be directors or executives of a Competing Company. Duties that they discharge at Ferrovial Group Companies or as representatives of the Group are exceptions to this rule.

2. Directors may not provide representation or consultancy services to Competing Companies unless they disclose this and obtain authorization from the Board based on a report by the Nomination and Remuneration Committee.

3. Former Directors may not provide services to a Competing Company for a period of two years provided that those services are of special importance in relation to the activities in which it is effectively competing with Ferrovial. They may not be directors of a Competing Company within the two years after they cease to be members of the Board. The Board of Directors can exempt the Director from either of these prohibitions.

Article 35.- Duty to disclose

1. Directors must inform the Company of the securities that they own, in accordance with the Company's Internal Code of Conduct in matters relating to the Securities Market.

2. Directors must disclose, with regard to any companies with the same, similar or complementary activities to the Company's corporate purpose:

   a) Any ownership interest.

   b) Positions or offices which they hold.

   c) Performance of the aforementioned activities on their own account or for third parties.

   This information shall be disclosed in the Company's annual report.

3. Directors must inform the Company of other directorships or senior management positions that they hold at other companies which are not competitors.

4. Directors must inform the Company of significant changes in their professional situation and of changes that, to the best of their knowledge, may affect the characteristic or condition on the basis of which they were appointed as directors.

5. Directors must inform the Company of legal, administrative or other claims against them which, because of their importance, may seriously impair Ferrovial's reputation.

Article 36.- Conflicts of interest

1. Directors shall strive to avoid situations that might involve a conflict of interest between Ferrovial and the Director or his/her Related Parties and must provide the Board Secretary with due advance notice of any such situations.

2. Directors must not attend or intervene in the debates on matters in which they have a personal interest.

Article 37.- Transactions with Ferrovial.

1. To make professional or commercial transactions with Ferrovial, Directors must obtain the Board's approval based on a report by the Nomination and Remuneration Committee.

2. Ordinary transactions with Ferrovial require a general approval of the line of operations by the Board of Directors.

3. Domanial Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial in relation to the issues to be discussed by the Board. In these cases, they must not participate in adopting the corresponding resolutions.

Article 38.- Taking advantage of the Company's business opportunities

1. For the purposes of this section, taking advantage of the Company's business opportunities is understood to mean any possibility of making an investment or commercial operation of interest to Ferrovial of which Directors become aware in the course of their duties or by using Ferrovial's resources and information, thereby preventing the Company from making such an investment or operation.

   Directors may only take advantage of the Company's business opportunities for their own benefit if they have offered them to Ferrovial and it has decided not to exploit them, and provided that the Director is authorized to do so by the Board based on a report by the Nomination and Remuneration Committee.

2. Directors may not use Ferrovial's name or their status as Company Directors to perform transactions on their own account or on account of Related Parties.

Article 39.- Non-public information

1. Directors may only use non-public information of the Company for private purposes if:

   a) the information is not used in connection with purchases or sales of Company securities;

   b) its use is not harmful to Ferrovial in any way; and

   c) Ferrovial does not have an exclusive right or a similar legal position over the information that the Director wishes to use.

2. In addition to the condition envisaged in the preceding section a), Directors must observe the code of conduct established in the securities market legislation and, in particular, the rules enshrined in the Company's Internal Code of Conduct in matters relating to the Securities Market.

Article 40.- Indirect duties

The duties contained in the preceding articles, particularly those referring to the duty of non-competition, duty to disclose, conflict of interest, transactions with Ferrovial and taking advantage of the Company's business opportunities, shall apply to the Directors, both directly and to any Related Party, except when this is not appropriate in view of the nature of the duty. Exceptionally, the prohibition to provide advisory services to Competing Companies is a strictly personal duty for Directors, so that the provision of those services by Related Parties is not subject to article 34.2 above, without prejudice to the fact that it may constitute a conflict of interests as set out in this Regulation.

Article 41.- Extension of certain Directors' duties

The Directors' duties described in article 33 to 39, both inclusive, shall be applicable to the following persons (including their respective Related Parties): (i) the Company's controlling shareholders; and (ii) individuals representing Directors which are legal entities.

Article 42.- Duties of Senior Management.

The duties described in articles 33 to 39, both inclusive, except article 34.3, shall be applicable to the following persons (including their respective Related Parties): (i) members of the Company's Senior Management; and (ii) other executives who are individually appointed by the Board of Directors.

Article 43.- Exemption from compliance with Directors' duties

In the cases where the Board of Directors' authorization is not expressly envisaged, the Board may exceptionally exempt Directors from certain duties based on a report by the Nomination and Remuneration Committee stating that no harm is caused to Ferrovial and that the legal and bylaw provisions applicable in each case have not been violated.

Article 44.- Corporate Compliance Unit.

There shall be a Corporate Compliance Unit that is accountable to the Board of Directors Secretary and whose purpose is to obtain and update the information which, in accordance with the regime applicable to the duties stated in this Chapter, the Directors and members of Senior Management must disclose to the Company.

Article 45.- Entry into force.

This Board of Directors Regulation shall come into force on 1 October 2003.

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (*Ley de Mercado de Valores*), hereby notifies the *Comisión Nacional del Mercado de Valores* of the following

SIGNIFICANT DISCLOSURE

On 25 July 2003, the Board of Directors of Grupo Ferrovial, S.A. approved a new Regulation of the Board of Directors of Grupo Ferrovial, S.A. ("Board Regulation") and a new Internal Code of Conduct of Grupo Ferrovial, S.A. and its Group of Companies in matters relating to the securities markets ("Internal Code of Conduct"), which will replace the ones currently in force.

The new text of the Board Regulation and the Internal Code of Conduct, which will come into force on 1 October 2003, are attached as annexes.

Madrid, 31 July 2003

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.